FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY , 2001
                                    --------

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  January 31, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

This is the form required under section 139 of the SECURITIES RULES and, if applicable, by an order issued under section 76 of the SECURITIES ACT.

                                     FORM 20

                                 SECURITIES ACT

                          Report of Exempt Distribution

(PLEASE REFER TO THE INSTRUCTIONS BEFORE COMPLETING THE INFORMATION BELOW)

Report of a  distribution  of a security  under section  74(2)(1) to (5), (8) to
(10), (11)(i),  (14), (16)(i), (18), (19) or (23) to (26) of the SECURITIES ACT,
R.S.B.C.  1996,  c.418,  or  section  128(a),  (b),  (c)  or  (e)  to (h) of the
SECURITIES RULES, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the SECURITIES ACT.

1. NAME, ADDRESS AND TELEPHONE NUMBER OF THE ISSUER OF THE SECURITY DISTRIBUTED.

   Hilton Petroleum Ltd.
   -----------------------------------------------------------------------------
   Name of issuer

   Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7
   -----------------------------------------------------------------------------
   Address

   (604) 685-9316
   -----------------------------------------------------------------------------
   Telephone Number

2. STATE WHETHER THE ISSUER IS OR IS NOT AN EXCHANGE ISSUER (IE. LISTED ON THE VANCOUVER STOCK EXCHANGE, BUT IS NOT LISTED OR QUOTED ON ANY OTHER STOCK EXCHANGE OR TRADING OR QUOTATION SYSTEM IN CANADA).

   The Issuer is an exchange issuer.
   -----------------------------------------------------------------------------


3. DESCRIBE THE TYPE OF SECURITY AND THE AGGREGATE NUMBER DISTRIBUTED.

   US$2,163,000 principal amount of 10% Convertible Debentures, Series A and C$1,500,000 principal amount of 10% Convertible Debentures, Series B (the "Convertible Debentures"). The Convertible Debentures are convertible into common shares of the Company at a price of $1.35 per share during the first and second years and at a price of $1.56 per share during the third year. The Convertible Debentures will mature on January 24, 2004.


   125,000 Agent's Warrants. Each Agent's Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $1.35 per share for a period of three years ending January 24, 2004.

   143,750 Finder's Warrants. Each Finder's Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $1.35 per share for a period of three years ending January 24, 2004.
   -----------------------------------------------------------------------------



HIL500\PP Debenture(Dec. 2000)\0080

4. DATE OF THE DISTRIBUTION(S) OF THE SECURITY.

   January 24, 2001
   -----------------------------------------------------------------------------


5. SPECIFY THE SECTION(S) OF THE ACT OR RULES AND, IF APPLICABLE, THE DATE OF THE DISCRETIONARY ORDER OR THE BLANKET ORDER NUMBER UNDER WHICH THE DISTRIBUTION(S) OF THE SECURITY WAS MADE.

   Sections  45(2)(5) and 74(2)(4) and sections  45(2)(26)  and 74(2)(23) of the
   SECURITIES ACT (British Columbia) and section 89(e)(ii)(C) and 128(f)(ii)(C) of the SECURITIES RULES (British Columbia)
   -----------------------------------------------------------------------------

6. IF THE DISTRIBUTION(S) OF THE SECURITY WAS MADE TO 50 PURCHASERS OR LESS, CIRCLE AND COMPLETE CLAUSE (A) OF THIS SECTION. IF THE DISTRIBUTION(S) OF THE SECURITY WAS MADE TO MORE THAN 50 PURCHASERS, CIRCLE CLAUSE (B) OF THIS SECTION.

   (a)

------------------------------------------------------------------------------------------------------------------
                                                                                             SECTION OF ACT/RULES
                                         NUMBER OF         PRICE PER      TOTAL PURCHASE      AND IF APPLICABLE,
 FULL NAME AND RESIDENTIAL              SECURITIES           SHARE             PRICE         DATE OF DISCRETIONARY
   ADDRESS OF PURCHASER                  PURCHASED        (CANADIAN $)         ($)(1)<F1>     ORDER OR BLANKET
                                                                                                 ORDER NUMBER
------------------------------------------------------------------------------------------------------------------
DNG Capital Corp.                    Principal amount         N/A           US$263,000         ss. 45(2)(5) and
Suite 1305,                            of US$263,000                                          74(2)(4) of the Act
1090 West Georgia St.                   Convertible                        (C$402,259)
Vancouver, BC   V6E 3V7                 Debentures
------------------------------------------------------------------------------------------------------------------
Donald W. Busby                      Principal amount         N/A           US$300,000         ss. 45(2)(5) and
1999 Irrevocable Trust                 of US$300,000                                         74(2)(4) of the Act
26785 Light Lane                        Convertible                        (C$458,850)
Conifer, CO  80433                      Debentures
------------------------------------------------------------------------------------------------------------------
Boone Petroleum Ltd.                 Principal amount         N/A           US$450,000         ss. 45(2)(5) and
26785 Light Lane                       of US$450,000                                         74(2)(4) of the Act
Conifer, CO  80433                      Convertible                        (C$688,275)
                                        Debentures
------------------------------------------------------------------------------------------------------------------
Fieldstone Services Ltd.             Principal amount         N/A           US$100,000         ss. 45(2)(5) and
Nine Queens Road                       of US$100,000                                         74(2)(4) of the Act
Suite 605-6                             Convertible                        (C$152,950)
Central, Hong Kong                      Debentures
------------------------------------------------------------------------------------------------------------------
Bank Hoffman                         Principal amount         N/A           US$270,000         ss. 45(2)(5) and
Tahlstrasse 27                         of US$270,000                                         74(2)(4) of the Act
CH 8022                                 Convertible                        (C$412,965)
Zurich                                  Debentures
------------------------------------------------------------------------------------------------------------------
Banque de Luxembourg                 Principal amount         N/A           US$280,000         ss. 45(2)(5) and
Boulevard Royal 14                     of US$280,000                                         74(2)(4) of the Act
L1022 Luxembourg                        Convertible                        (C$428,260)
                                        Debentures
------------------------------------------------------------------------------------------------------------------
Bank Insinger deBeaufort NV          Principal amount         N/A           US$500,000         ss. 45(2)(5) and
Herengracht 504                        of US$500,000                                         74(2)(4) of the Act
1017 CB Amsterdam                       Convertible                        (C$764,750)
The Netherlands                         Debentures
------------------------------------------------------------------------------------------------------------------
Gerald E. Borchert                   Principal amount         N/A           C$200,000          ss. 45(2)(5) and
1828 Belle Isle Place                  of C$200,000                                          74(2)(4) of the Act
North Vancouver, BC V7P 1X8             Convertible
                                        Debentures
------------------------------------------------------------------------------------------------------------------

HIL500\PP Debenture(Dec. 2000)\0080

                                      -3-

------------------------------------------------------------------------------------------------------------------
                                                                                             SECTION OF ACT/RULES
                                         NUMBER OF         PRICE PER      TOTAL PURCHASE      AND IF APPLICABLE,
 FULL NAME AND RESIDENTIAL              SECURITIES           SHARE             PRICE         DATE OF DISCRETIONARY
   ADDRESS OF PURCHASER                  PURCHASED        (CANADIAN $)         ($)(1)           ORDER OR BLANKET
                                                                                                 ORDER NUMBER
------------------------------------------------------------------------------------------------------------------

Michael O'Brien                      Principal amount         N/A           C$100,000          s. 45(2)(5) and
Suite 3400, Park Place                 of C$100,000                                          74(2)(4) of the Act
666 Burrard Street                      Convertible
Vancouver, BC   V6C 2X8                 Debentures
------------------------------------------------------------------------------------------------------------------
1067302 Ontario Inc.                 Principal amount         N/A           C$200,000          ss. 45(2)(5) and
1674 Hampshire Road                    of C$200,000                                          74(2)(4) of the Act
Victoria, BC   V8R 5T6                  Convertible
                                        Debentures
------------------------------------------------------------------------------------------------------------------
Sanovest Holdings Ltd.               Principal amount         N/A           C$290,000          ss. 45(2)(5) and
640 Mount Royal Place                  of C$290,000                                          74(2)(4) of the Act
1414 - 8th Street, S.W.                 Convertible
Calgary, Alberta  T2R 1S6               Debentures
------------------------------------------------------------------------------------------------------------------
Mercury Partners and Co. Inc.        Principal amount         N/A           C$110,000          ss. 45(2)(5) and
#613 - 375 Water Street                of C$110,000                                          74(2)(4) of the Act
Vancouver, BC   V6B 5C6                 Convertible
                                        Debentures
------------------------------------------------------------------------------------------------------------------
408523 BC Ltd.                       Principal amount         N/A           C$100,000          ss. 45(2)(5) and
Suite 3400, Park Place                 of C$100,000                                          74(2)(4) of the Act
666 Burrard Street                      Convertible
Vancouver, BC   V6C 2X8                 Debentures
------------------------------------------------------------------------------------------------------------------
Mary Murphy                          Principal amount         N/A           C$100,000          ss. 45(2)(5) and
#507 - 1600 Hornby Street              of C$100,000                                          74(2)(4) of the Act
Vancouver, BC   V6Z 2S8                 Convertible
                                        Debentures
------------------------------------------------------------------------------------------------------------------
Michael W. Murphy                    Principal amount         N/A           C$100,000          ss. 45(2)(5) and
#507 - 1600 Hornby Street              of C$100,000                                          74(2)(4) of the Act
Vancouver, BC   V6Z 2S8                 Convertible
                                        Debentures
------------------------------------------------------------------------------------------------------------------
DNN Investments Ltd.                 Principal amount         N/A           C$100,000          ss. 45(2)(5) and
Suite 1305,                            of C$100,000                                          74(2)(4) of the Act
1090 West Georgia Street                Convertible
Vancouver, BC   V6E 3V7                 Debentures
------------------------------------------------------------------------------------------------------------------
Peter M. Brown                       Principal amount         N/A           C$200,000          ss. 45(2)(5) and
4833 Belmont Avenue                    of C$200,000                                          74(2)(4) of the Act
Vancouver, BC   V6T 1A8                 Convertible
                                        Debentures
------------------------------------------------------------------------------------------------------------------
Jay Aiken                                 12,500              N/A              N/A           ss. 89(e)(ii)(C) and
RR2, 1273 Roberts Creek Road         Finder's Warrants                                       128(f)(ii)(C) of the
Roberts Creek, BC   V0N 2W0                                                                         Rules
------------------------------------------------------------------------------------------------------------------
Jean M. Dupont                            68,750              N/A              N/A           ss. 89(e)(ii)(C) and
Ter Klare 10                         Finder's Warrants                                          128(f)(ii)(C)
B8554                                                                                            of the Rules
Zwevegem, Belgium
------------------------------------------------------------------------------------------------------------------
Bristol Capital Corp.                     62,500              N/A              N/A           ss. 89(e)(ii)(C) and
11777 San Vicante Blvd.,             Finder's Warrants                                          128(f)(ii)(C)
Suite 702                                                                                        of the Rules
Los Angeles, CA  90049
------------------------------------------------------------------------------------------------------------------
Canaccord Capital Corporation             125,000             N/A              N/A             s. 45(2)(26) and
Suite 2200, 609 Granville St.        Agent's Warrants                                        74(2)(23) of the Act
Vancouver, BC   V7Y 1H2
------------------------------------------------------------------------------------------------------------------



HIL500\PP Debenture(Dec. 2000)\0080


                                      -4-


<F1>
(1) US dollars were converted based on the exchange rate of 1.5295 of the Bank of Montreal on the close of January 23, 2001.

         (B) THE ISSUER HAS PREPARED AND CERTIFIED A LIST OF PURCHASERS COMPRISING THE SAME INFORMATION REQUIRED BY CLAUSE (A) OF THIS SECTION AND A CERTIFIED TRUE COPY OF THE LIST WILL BE PROVIDED TO THE COMMISSION UPON REQUEST.

                  Not applicable.

7. STATE THE TOTAL DOLLAR VALUE (CANADIAN $) OF THE SECURITIES DISTRIBUTED BY THE ISSUER TO PURCHASERS RESIDENT IN BRITISH COLUMBIA IN RESPECT OF WHICH THIS REPORT IS FILED.

         $1,612,259
         -----------------------------------------------------------------------

8. STATE THE NAME AND ADDRESS OF ANY PERSON ACTING AS AGENT IN CONNECTION WITH THE DISTRIBUTION(S) OF THE SECURITY, THE COMPENSATION PAID OR TO BE PAID TO THE AGENT AND THE NAME(S) OF THE PURCHASER(S) IN RESPECT OF WHICH THE COMPENSATION WAS PAID OR IS TO BE PAID.


--------------------------------------------------------------------------------------------------------------------------
                                            COMPENSATION PAID
                                           (NUMBER AND TYPE OF
       NAME AND ADDRESS OF AGENT           SECURITY AND/OR CASH     PRICE PER SHARE          NAME OF PURCHASER
                                                  AMOUNT             (CANADIAN $)
                                              (CANADIAN $))
--------------------------------------------------------------------------------------------------------------------------
Canaccord Capital Corporation                   C$90,000 cash             N/A                Gerald E. Borchert
Suite 2200, 609 Granville Street            Agent's Commission,                              Michael O'Brien
Vancouver, BC                                   C$5,350 cash                                 1067302 Ontario Inc.
V7Y 1H2                                     Administration Fee                               Sanovest Holdings Ltd.
                                            and 125,000 Agent's                              Mercury Partners and Co. Inc.
                                                  Warrants                                   408523 BC Ltd.
                                                                                             Mary Murphy
                                                                                             Michael W. Murphy
                                                                                             DNN Investments Ltd.
                                                                                             Peter Brown
--------------------------------------------------------------------------------------------------------------------------
Jay Aiken                                   US$6,000 cash and             N/A                Fieldstone Services Ltd.
RR2, 1273 Roberts Creek Road                 12,500 Finder's
Roberts Creek, BC   V0N 2W0                      Warrants
--------------------------------------------------------------------------------------------------------------------------
Jean M. Dupont                              US$33,000 cash and            N/A                Bank Hoffman
Ter Klare 10                                 68,750 Finder's                                 Banque de Luxembourg
B8554                                            Warrants
Zwevegem, Belgium
--------------------------------------------------------------------------------------------------------------------------
Bristol Capital Corp.                       US$30,000 cash and            N/A                Bank Insinger deBeaufort NV
11777 San Vicante Blvd., Suite 702           62,500 Finder's
Los Angeles, CA   90049                          Warrants
--------------------------------------------------------------------------------------------------------------------------

9. IF THE DISTRIBUTION OF THE SECURITY WAS MADE UNDER SECTION 128(A) OF THE RULES, STATE THE NUMBER OF DIFFERENT PURCHASERS WHO ACQUIRED ANY SECURITIES OF THE ISSUER UNDER THAT SECTION DURING THE 12 MONTH PERIOD PRECEDING THE DISTRIBUTION OF THIS SECURITY.

         Not applicable.
         -----------------------------------------------------------------------


10. IF THE DISTRIBUTION OF THE SECURITY WAS MADE UNDER SECTION 128(H) OF THE RULES, STATE




HIL500\PP Debenture(Dec. 2000)\0080

         (A) THE NUMBER OF DIFFERENT PURCHASERS WHO ACQUIRED ANY SECURITIES OF THE ISSUER UNDER THAT SECTION DURING THE 12 MONTH PERIOD PRECEDING THE DISTRIBUTION OF THIS SECURITY, AND

                  Not applicable.
                  --------------------------------------------------------------

         (B) THE TOTAL DOLLAR VALUE (CANADIAN $) OF ALL SECURITIES OF THE ISSUER DISTRIBUTED UNDER THAT SECTION (INCLUDING THE DISTRIBUTION OF THIS SECURITY), DURING THE 12 MONTH PERIOD PRECEDING THE DISTRIBUTION OF THIS SECURITY.

                  Not applicable.
                  --------------------------------------------------------------

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia this 31st day of January, 2001.

                                 HILTON PETROLEUM LTD.
                                 -----------------------------------------------
                                 Name of Issuer (PLEASE PRINT)

                                  /s/ Nick DeMare
                                 -----------------------------------------------
                                 Signature of authorized signatory

                                 NICK DEMARE, DIRECTOR
                                 -----------------------------------------------
                                 Name and office of authorized signatory
                                 (PLEASE PRINT)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.










HIL500\PP Debenture(Dec. 2000)\0080

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2.       In answer to question 3, provide a full  description  of the  security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate Form 20 together with the applicable filing fee.

4.       If the  distribution  of the  security  is  made to a  purchaser  under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is Form 20A(IP) for an individual purchaser and Form 20A
         (NIP) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the SECURITIES REGULATION, R.B.C. Reg. 196/97. Cheques should be made payable to the "BRITISH COLUMBIA SECURITIES COMMISSION".



HIL500\PP Debenture(Dec. 2000)\0080